UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Liquid Holdings Group, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

53633A 101

(CUSIP Number)

Brian Ferdinand

c/o Ferdinand Trading LLC

224 Muttontown Eastwood Rd.

Muttontown, NY 11791

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 53633A 101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Brian Ferdinand
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) PF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,164,404
	8.	Shared Voting Power -
	9.	Sole Dispositive Power 3,164,404
	10.	Shared Dispositive Power -
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,164,404
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%*
14.	Type of Reporting Person (See Instructions) IN

*	The calculation of percentage ownership is based on 60,332,375 Shares outstanding as of November 11, 2014 as reported by the issuer in the form 10-Q filed on November 14, 2014 with the Securities and Exchange Commission (the “SEC”).

CUSIP NO. 53633A 101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ferdinand Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,988,319
	8.	Shared Voting Power -
	9.	Sole Dispositive Power 1,988,319
	10.	Shared Dispositive Power -
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,988,319
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.3%*
14.	Type of Reporting Person (See Instructions) OO

*	The calculation of percentage ownership is based on 60,332,375 Shares outstanding as of November 11, 2014 as reported by the issuer in the form 10-Q filed on November 14, 2014 with the SEC.

CUSIP NO. 53633A 101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) LT World Limited LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 259,953
	8.	Shared Voting Power -
	9.	Sole Dispositive Power 259,953
	10.	Shared Dispositive Power -
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 259,953
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%*
14.	Type of Reporting Person (See Instructions) OO

*	The calculation of percentage ownership is based on 60,332,375 Shares outstanding as of November 11, 2014 as reported by the issuer in the form 10-Q filed on November 14, 2014 with the SEC.

CUSIP NO. 53633A 101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ferdinand Trading II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 654,943
	8.	Shared Voting Power -
	9.	Sole Dispositive Power 654,943
	10.	Shared Dispositive Power -
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 654,943
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%*
14.	Type of Reporting Person (See Instructions) OO

*	The calculation of percentage ownership is based on 60,332,375 Shares outstanding as of November 11, 2014 as reported by the issuer in the form 10-Q filed on November 14, 2014 with the SEC.

CUSIP NO. 53633A 101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) LT World Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 261,189
	8.	Shared Voting Power -
	9.	Sole Dispositive Power 261,189
	10.	Shared Dispositive Power -
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 261,189
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%*
14.	Type of Reporting Person (See Instructions) OO

*	The calculation of percentage ownership is based on 60,332,375 Shares outstanding as of November 11, 2014 as reported by the issuer in the form 10-Q filed on November 14, 2014 with the SEC.

CUSIP NO. 53633A 101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ferdinand Holdings Investment Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,012,049
	8.	Shared Voting Power -
	9.	Sole Dispositive Power 1,012,049
	10.	Shared Dispositive Power -
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,012,049
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7%*
14.	Type of Reporting Person (See Instructions) OO

*	The calculation of percentage ownership is based on 60,332,375 Shares outstanding as of November 11, 2014 as reported by the issuer in the form 10-Q filed on November 14, 2014 with the SEC.

CUSIP NO. 53633A 101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Andrea Ferdinand
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,012,049
	8.	Shared Voting Power -
	9.	Sole Dispositive Power 1,012,049
	10.	Shared Dispositive Power -
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,012,049
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7%*
14.	Type of Reporting Person (See Instructions) IN

*	The calculation of percentage ownership is based on 60,332,375 Shares outstanding as of November 11, 2014 as reported by the issuer in the form 10-Q filed on November 14, 2014 with the SEC.

EXPLANATORY NOTE

This Amendment No. 3 amends and restates in its entirety the Schedule 13D (the “Schedule 13D”) originally filed on August 12, 2013 (the “Original 13D”), as amended and restated by Amendment No. 1 thereto filed on March 6, 2014 (“Amendment No. 1”) and Amendment No. 2 thereto filed on July 15, 2014 (“Amendment No. 2”). Capitalized terms used and not defined herein have the meanings ascribed thereto in the Schedule 13D, as previously amended.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

The Reporting Persons have been and will continue to review and evaluate their investment in the Company. Over the last several weeks and months the Reporting Persons have become increasingly dissatisfied with certain actions and decisions taken by the Company’s board of directors and senior management. As a result of such review and evaluation, the Reporting Persons and their representatives have begun to communicate, and may engage in further communications, with the senior management, board of directors and/or other shareholders of the Company with respect to operational, strategic, financial or governance matters, including encouraging the Company to take certain actions that the Reporting Persons believe will enhance shareholder value.

Depending on various factors including, without limitation, the Company’s financial position and strategic direction, the outcome of the discussions referenced below, actions taken by the Company’s board of directors, other investment opportunities available to the Reporting Persons, price levels of the Shares, and conditions in the securities and financing markets and the economy in general, the Reporting Persons may in the future acquire additional securities of the Company or dispose of some or all of the securities of the Company beneficially owned by them, or take any other actions with respect to their investment in the Company permitted by law, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) See chart below, which information is given as of the close of business on December 10, 2014, the day before the filing of this Amendment No. 3. The percentages set forth in this response are based on 60,332,375 shares of Common Stock outstanding as of November 11, 2014 as reported by the issuer in the form 10-Q filed on November 14, 2014 with the SEC.

Reporting Person	Shares Beneficially Owned	Percent of Class
Brian Ferdinand	3,164,404	5.2%
Ferdinand Holdings	1,988,319	3.3%
LT World Limited	259,953	0.4%
Ferdinand Trading II	654,943	1.1%
LT World Partners	261,189	0.4%
Ferdinand Holdings Investment Trust	1,012,049	1.7%
Andrea Ferdinand	1,012,049	1.7%
All Reporting Persons as Group	4,176,453	6.9%

(b) Mr. Ferdinand and Ferdinand Holdings have shared power to vote or direct the vote of and to dispose or direct the disposition of 1,988,319 shares of Common Stock held by Ferdinand Holdings. Mr. Ferdinand and LT World Limited have shared power to vote or direct the vote of and to dispose or direct the disposition of the 259,953 shares of Common Stock held by LT World Limited. Mr. Ferdinand and Ferdinand Trading have shared power to vote or direct the vote of and to dispose or direct the disposition of the 654,943 shares of Common Stock held by Ferdinand Trading. Mr. Ferdinand and LT World Partners have shared power to vote or direct the vote of and to dispose or direct the disposition of the 261,189 shares of Common Stock held by LT World Partners. Andrea Ferdinand and FHIT have shared power to vote or direct the vote of and to dispose or direct the disposition of the 1,012,049 shares of Common Stock held by FHIT.

(c) The Reporting Persons did not effect any transactions in the Common Stock since Amendment No. 2, other than as follows:

Reporting Person	Transaction Type	Transaction Date	Qty	Price Per Share
LT World Partners	Acquisition of Shares pursuant to Stock Transfer Agreement	9/2/2014	125,000	N/A
LT World Partners	Disposition of Shares pursuant to Settlement Agreement	9/15/2014	125,000	$1.47
LT World Partners	Acquisition of Shares pursuant to vesting of RSUs	9/21/2014	170,637	N/A
LT World Partners	Disposition of Shares pursuant to Settlement Agreement	9/23/2014	170,637	$1.32
Ferdinand Holdings	Disposition of Shares pursuant to Settlement Agreement	10/8/14	600,333	$1.03
Ferdinand Holdings	Disposition of Shares pursuant to Settlement Agreement	11/7/14	375,000	$0.79

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Put Agreement

On December 10, 2014, Brian Ferdinand entered into a put option agreement (the “Put Agreement”) by and among Brian Ferdinand, on the one hand, and each of the Von Allmen Dynasty Trust and D&L Partners, L.P., (the “Optionees”), on the other hand.

Pursuant to the Put Agreement, Mr. Ferdinand has granted the Optionees a right (the “Put Right”) to require Mr. Ferdinand to purchase up to an aggregate of 535,000 Shares held by the Optionees at the time of exercise at a price of $5.50 per Share (the “Redemption Price”). The Put Right may only be exercised by the Optionees at any time during the period commencing on January 31, 2016 and ending on February 28, 2016. The Redemption Price and the amount of shares subject to the put option are subject to adjustment to account for any stock issuances, stock splits, stock dividends, recapitalizations and other similar events involving the Shares that occur after the date of the Put Agreement.

The description of the Put Agreement contained in this item provides a summary and is qualified by the copy of the Put Agreement filed as Exhibit 1 to this Statement, which is incorporated herein by reference.

Settlement Agreement

On September 22, 2014, the Reporting Persons (other than LT World Partners and FHIT) (the “Borrower Parties”) entered into a Settlement Agreement and Mutual Release with UBS Bank USA (“UBS Bank”) (the “Settlement Agreement”) with respect to certain advances made by UBS Bank to the Borrower Parties. As part of the Settlement Agreement, the Borrower Parties pledged 2,963,622 shares of the Issuer’s Common Stock (the “Pledged Shares”) to UBS Bank. LT World Partners and Ferdinand Holdings hold the Pledged Shares in brokerage accounts maintained by an affiliate of UBS Bank. Pursuant to the Settlement Agreement and subject to the conditions described therein, (i) UBS Bank and/or its affiliates agreed to sell a portion Pledged Shares and (ii) the Borrower Parties was required to sell a portion of the Pledged Shares, each in partial satisfaction of the amounts owed to UBS Bank by the Borrower Parties. This summary of the Settlement Agreement is not complete and is qualified by the copy of the Settlement Agreement filed as Exhibit 3 to this Statement, which is incorporated herein by reference.

As of October 8, 2014, 1,270,970 shares of the Issuer’s Common Stock have been sold pursuant to the Settlement Agreement and the Borrower Parties’ obligations under the Settlement Agreement have been fully satisfied.

Stock Transfer Agreement

On September 2, 2014, CMK Keller Holdings, an entity controlled by Robert Keller, and LT World Partners, an entity controlled by Brian Ferdinand, entered into a Stock Transfer and Release Agreement with Mr. Keller and Mr. Ferdinand (the “Stock Transfer Agreement”). Pursuant to the Stock Transfer Agreement, CMK Keller Holdings transferred to LT World Partners 125,000 shares of the Issuer’s Common Stock (the “Transferred Shares”). The purpose of this transfer was to reconcile a miscalculation in Mr. Keller’s and Mr. Ferdinand’s respective ownership interests in the Company and did not involve a cash payment for the Transferred Shares by LT World Partners or Mr. Ferdinand. This summary of the Stock Transfer Agreement is not complete and is qualified by the copy of the Settlement Agreement filed as Exhibit 3 to this Statement, which is incorporated herein by reference.

Amendment to Lock Up Agreement

On October 16, 2014, the Reporting Persons (other than FHIT and Andrea Ferdinand) (the “Ferdinand Lock-up Parties”) and the Company amended the Company Lock-up Agreement (the “Lock-up Agreement Amendment”). The Lock-up Agreement Amendment permitted 500,000 shares of the Issuer’s Common Stock to be released from the Company Lock-up Agreement (in addition to the 771,000 shares of the Issuer’s Common Stock that was previously released). Additionally, the Lock-up Agreement Amendment extended the Restricted Period (as defined in the Company Lock-up Agreement) by three months to July 17, 2015 with respect to one-half of the Shares that the Ferdinand Lock-up Parties hold as of April 17, 2015. This summary of the Lock-up Agreement Amendment is not complete and is qualified by the copy of the Lock-up Agreement Amendment filed as Exhibit 4 to this Statement, which is incorporated herein by reference.

Item	7. Material to Be Filed as Exhibits.

The following document is filed as an exhibit:

Exhibit 1	–	Put Option Agreement, dated as of December 10, 2014, by and among Brian Ferdinand, Von Allmen Dynasty Trust, and D&L Partners, L.P.

Exhibit 2	–	Settlement Agreement and Mutual Release, dated as of September 22, 2014, by and among UBS Bank USA, Brian Ferdinand, Andrea Romanello, LT World Limited LLC, Ferdinand Holdings, LLC, and Ferdinand Trading II LLC

Exhibit 3	–	Stock Transfer and Release Agreement, dated as of September 2, 2014, by and among Robert Keller, CMK Keller Holdings, LT World Partners, and Brian Ferdinand

Exhibit 4	–	Amendment of October 16, 2014 Lock-Up Agreement, dated April 18, 2014, in favor of Liquid Holdings Group, Inc. (incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 8-K filed with the SEC on October 21, 2014)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2014

Brian Ferdinand
Ferdinand Holdings LLC
LT World Limited LLC
Ferdinand Trading II LLC
LT World Partners LLC

By:	/s/ Brian Ferdinand
Brian Ferdinand, for himself, as the Sole Voting
Member of Ferdinand Holdings, and as the Sole
Member of each of LT World Limited,
Ferdinand Trading and LT World Partners

Andrea Ferdinand
Ferdinand Holdings Investment Trust

By:	/s/ Andrea Ferdinand
Andrea Ferdinand, for herself and as Trustee of FHIT